Advanced Training Athletic Club, Inc



ANNUAL REPORT

51 Beechwood Dr

Shrewsbury , NJ 07702

(732) 995-8596

https://atac.app/

This Annual Report is dated May 2, 2023.

BUSINESS

Advanced Training Athletic Club, inc. (dba ATAC) was incorporated as a C-Corp under the laws of the state of Delaware on August 30, 2018. On December 21, 2021, ATAC created a wholly-owned European subsidiary, ATAC Europe, in Spain. ATAC Europe serves to employee workers internationally and does not generate revenue.

ATAC was founded in August of 2018 by Bryan Heller, Nick Roy and Chris Brignola. ATAC (pronounced "Attack") stands for Advanced Training Athletic Club. Our initial efforts included writing fundamental algorithms within google sheets (which included a working front end for core features) as well creating a brand position, logo, and the naming of the business. In May of 2019 we hired a development house to build a progressive web app (PWA), with intentions of getting early feedback and proving the initial concept. In October 2020, after a few rounds of PWA revisions to enhance retention, we hired a full-time development staff to build native iOS and Android versions of ATAC. V1 was launched in May of 2021 and V2 was released in August 2021 with an improved UI/UX. Core features were continuously refined, including upgraded strength and nutrition features (released in the fall of 2021). In March of 2022 we launched our paid subscriptions and in May of 2022 we released an upgrade to allow users to follow the training programs of select pro athletes (only available for wrestling). In September of 2022 we began offering team packages (Beta) and the full-service team admin panel will be released in October of 2022.

Advanced Training Athletic Club, or ATAC, is a next-generation training app designed for the competitive, youth, high-school and collegiate athlete. Fueled by AI and machine learning, ATAC will forever change how athletes and coaches prepare and compete. It combines the training programs of high-profile, world-class athletes (ATAC Ambassadors) with proprietary AI and machine learning to optimize each athlete (user) to maximize game-day performance.

Currently, efficacy of training programs can only be measured by performance results, which is a trailing indicator. But technology and data have literally changed the game. ATAC will identify deficiencies using an already designed and engineered FIFA player-rating like scoring system to provide a revolutionary, real-time, predictive indicator of future competitive success (scheduled for Q4 2022 release).

ATAC is a subscription based model. Individual athletes, coaches or parents can purchase monthly, annual, or bulk subscriptions. Because each ATAC sports vertical will feature a high-profile ATAC Ambassador, we will leverage their massive social followings while simultaneously broadening the subscription net with paid advertising. A strategy we have already tested and refined in the wrestling community. Using advanced targeting tactics we will reach athletes, coaches and parents most likely to start an ATAC trial. Also, by integrating a gamified experience (scheduled for Q4 2022 release), we anticipate substantial increases in organic growth. Furthermore, we have a network of NCAA, high school, and youth coaches who will act as sales agents to onboard entire teams with bulk subscriptions (automated tools scheduled for October 2022 release). The power of this business model is its global scalability. We can use our existing technology and business model to expand into additional sports or pursuits and deliver tailored programs for each athlete regardless of their specialization.

Our founders have over 30 years of combined experience training young aspiring athletes. Their athletes' development has a direct correlation to the variety, quality, and quantity of training available to them. Thriving athletes, even in youth and high school sports, often already work with strength & conditioning coaches, nutritionists, speed and agility trainers, sports psychologists and specialized skills coaches. Although this progress is exciting, it has undeniably increased the effects of the socioeconomic gap on youth sports performance. This performance gap leads to less participants and shorter stints of participation. The long lasting benefits of participating in youth and high school sports are lost for those who do not have access to the resources necessary to reach success.

70% of athletes don't have access to the necessary training to reach their goals, over 64% of athletes can't afford in-person specialized training, 100% of apps do not include the full-spectrum of training top-athletes focus on.

The features of ATAC cover several sports specialists (Strength & Conditioning Coaches, Sports

Nutritionists, Speed & Agility Coach, Mentality Mentor/Mindset Coach, Flexibility Training, Recovery Specialist). The in-person equivalent to these combined services is over $1,000/month.

According to the NYT (https://www.nytimes.com/2015/01/17/your-money/rising-costs-of-youth-sports.html?_r=0) parents spend upwards of 10% of annual income on youth sports. Therefore, Parents earning less than $100,000/year cannot afford $12,000/year on youth sports.

According to the US Census, 64.5% of americans earn less than $100,000/year. In addition, when reviewing the number of kids who live in areas without access to in-person specialized training via the US Census, we determined the following breakdown (which also considers the kids who live in those areas and can't afford it, so they would not be double counted)

70% Math: 14% Live in Rural areas (US Census) where there are no opportunities for specialized training; 19.68% Live in Metropolitan Areas, and can't afford to play sports; 16.40% Live in Suburban Areas, and can't afford to play sports; 20.34% Live in Urban Areas, and can't afford to play sports

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $843,310.00

Number of Securities Sold: 10,025,000

Use of proceeds: Product development, marketing, advertising, inventory & supplies, operations software, operations hardware, fitness/nutrition advisory services, accounting services, general & other administrative expenses.

Date: September 30, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

For fiscal years 2021, the Company was in the pre-revenue stage. ATAC did not earn any revenue, incur any Costs of Good Sold or have any margins during these fiscal years. During 2022, ATAC generated $24,061 in revenue from a combination of subscriptions sold and outside development projects.

Expenses

Expenses for the fiscal year 20201were $399,943.89 compared to $321,943.64 in the fiscal year 2022.

The decrease in expenses was attributable to a reduction of contractor expenses and a variance in paid advertising and marketing expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are shifting our spending to include a greater percentage of cash towards customer acquisition. Past cash was primarily generated through equity investments. Our goal is to increase monthly recurring revenue to over $80,000. Prior to Q2 2022, we did not generate revenue and the majority of cash was spent on product development and building our brand. Since we began generating revenue, we have had limited spending on marketing and advertising. Marketing and advertising efforts to-date have been focused on testing customer acquisition strategies and optimizing customer acquisition costs. In the future, we will be scaling our marketing and advertising expenses to increase monthly revenue.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $19,163.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has short term debt in the form of accounts payable for services rendered, totaling $20,000.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bryan James Bishop Heller

Bryan James Bishop Heller 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director
Dates of Service: August, 2018 - Present
Responsibilities: Mr. Heller runs the primary operations of the business as well as the product development and marketing. Bryan is not currently receiving a salary and has 50.87% equity in ATAC.

Other business experience in the past three years:

Employer: ClaimScore LLC
Title: Chief Technology Officer
Dates of Service: February, 2023 - Present
Responsibilities: Product Development Advisory.

Employer: Splendor Design
Title: Director of Marketing Operations
Dates of Service: June, 2022 - Present
Responsibilities: Operations Advisory, Campaign Strategy Advisory, Paid Advertising Advisory, & Business Development.

Other business experience in the past three years:

Employer: French and Parrello Associates
Title: Business Development Coordinator
Dates of Service: June, 2019 - June, 2021
Responsibilities: Coordinated cross-team business development (16 teams, 140 employees).

Name: Nicholas Richard Roy

Nicholas Richard Roy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Director
Dates of Service: May, 2021 - Present
Responsibilities: Leads ATAC's paid advertising, business development, and manages the team of Ambassador athletes. Nicholas is not currently being paid a salary and has 9.98% equity in ATAC.

Other business experience in the past three years:

Employer: Roy Wrestling LLC
Title: Owner/Head Coach

Dates of Service: January, 2008 - Present
Responsibilities: Management, Sales, and Marketing.

Other business experience in the past three years:

Employer: Scraplife
Title: COO and VP of Team Sales
Dates of Service: October, 2019 - October, 2020
Responsibilities: Operations: (Sales and marketing)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Bryan Heller
Amount and nature of Beneficial ownership: 5,100,000
Percent of class: 50.19

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 817,880 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 10,160,842 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through marketdriven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing speciality training for athletes. Our revenues are therefore dependent upon the market for athlete training. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Advanced Training Athletic Club, Inc was formed on August 30, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Advanced Training Athletic Club, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2023.

Advanced Training Athletic Club, Inc

By /s/ *Bryan Heller*

     Name: Advanced Training Athletic Club, Inc

     Title: CEO, Director, and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

ADVANCED TRAINING ATHLETIC CLUB, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Advanced Training Athletic Club, Inc.
Shrewsbury, New Jersey

We have reviewed the accompanying financial statements of Advanced Training Athletic Club, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 29, 2023
Los Angeles, California

ADVANCED TRAINING ATHLETIC CLUB INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 19,163	$ 3,980
Total Current Assets	**19,163**	**3,980**
Total Assets	**$ 19,163**	**$ 3,980**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 20,000	$ 7,500
Total Current Liabilities	**20,000**	**7,500**
Total Liabilities	**20,000**	**7,500**
STOCKHOLDERS EQUITY		
Common Stock	875,904	551,833
Retained Earnings/(Accumulated Deficit)	(876,741)	(555,353)
Total Stockholders' Equity	**(837)**	**(3,520)**
Total Liabilities and Stockholders' Equity	**$ 19,163**	**$ 3,980**

See accompanying notes to financial statements.

ADVANCED TRAINING ATHLETIC CLUB INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 24,061	$ -
Cost of Goods Sold	-	-
Gross profit	24,061	-
Operating expenses		
General and Administrative	26,606	41,720
Research and Development	205,438	297,252
Sales and Marketing	89,900	60,972
Total operating expenses	321,944	399,944
Operating Income/(Loss)	(297,882)	(399,944)
Interest Expense	-	-
Other Loss/(Income)	23,506	(1)
Income/(Loss) before provision for income taxes	(321,388)	(399,943)
Provision/(Benefit) for income taxes	-	636
Net Income/(Net Loss)	**$ (321,388)**	**$ (400,579)**

See accompanying notes to financial statements.

ADVANCED TRAINING ATHLETIC CLUB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
UNAUDITED)

(in , $US)	Common Stock		Retained earnings/		Total Shareholder	
	Shares	Amount	(Accumulated Deficit)		Equity	
Balance—December 31, 2020	9,600,000	$ 155,833	$	(154,774)	$	1,059
Issuance of Stock	200,000	396,000				396,000
Net income/(loss)				(400,579)		(400,579)
Balance—December 31, 2021	9,800,000	551,833	$	(555,353)	$	(3,520)
Issuance of Stock	225,000	324,071				324,071
Net income/(loss)				(321,388)		(321,388)
Balance—December 31, 2022	**10,025,000**	**$ 875,904**	**$**	**(876,741)**	**$**	**(837)**

See accompanying notes to financial statements.

ADVANCED TRAINING ATHLETIC CLUB INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(321,388)	$	(400,579)
Changes in operating assets and liabilities:				
Accounts Payable		12,500		7,500
Net cash provided/(used) by operating activities		**(308,888)**		**(393,079)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from the issuance of common stock		324,071		396,000
Net cash provided/(used) by financing activities		**324,071**		**396,000**
Change in Cash		15,183		2,921
Cash—beginning of year		3,980		1,059
Cash—end of year	$	**19,163**	$	**3,980**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Advanced Training Athletic Club Inc., was incorporated on August 30, 2018, in the state of Delaware. The financial statements of Advanced Training Athletic Club, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shrewsbury, New Jersey

The Advanced Training Athletic Club, better known as ATAC (pronounced "attack") is a fitness application built to improve athletic performance. The app uses proprietary algorithms to assess athletes across nine categories and coaches them to improve within each category. ATAC is a Strength & Conditioning Coach, Agility & Flexibility Coach, Sports Nutritionist, Mentality Mentor, Recovery Expert and more. The app doesn't just provide advice, it provides full workouts and meal plans, outlining every necessary detail; weights, sets, reps, portion sizes, endurance intervals, and guides athletes through every step. The workouts and activities are periodized using machine learning & AI.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Advanced Training Athletic Club, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from its fitness application built to improve athletic performance.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $89,900 and $60,972, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock with no par value. As of December 31, 2022, and December 31, 2021, 10,025,000 shares and 9,800,000 shares of Common Stock have been issued and are outstanding, respectively.

4.   DEBT

The Company had no debt outstanding as of December 31, 2022.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (88,382)	$ (137)
Valuation Allowance	88,382	137
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (127,681)	$ (39,299)
Valuation Allowance	127,681	39,299
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $464,293, and the Company had state net operating loss ("NOL") carryforwards of approximately $464,293. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 29, 2023, which is the date the financial statements were available to be issued.

On April 1, 2023, the Company raised $25,000 by issuing of 16,556 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $297,882 an operating cash flow loss of $308,888, and liquid assets in cash of $19,163, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Bryan Heller, Principal Executive Officer of Advanced Training Athletic Club, Inc , hereby certify that the financial statements of Advanced Training Athletic Club, Inc included in this Report are true and complete in all material respects.

Bryan Heller

CEO, Director, and Principal Accounting Officer